Audited Financial Statements

                        Aer Force Communications B, L.P.

                       (A Development Stage Enterprise and

                A Predecessor to East/West Communications, Inc.)

                  For the period from July 26, 1996 (inception)
                   to December 31, 1996, the six months ended
                 June 30, 1997 and the period from July 26, 1996
                          (inception) to June 30, 1997

                       with Report of Independent Auditors

                        Aer Force Communications B, L.P.
                       (A Development Stage Enterprise and
                A Predecessor to East/West Communications, Inc.)

                          Index to Financial Statements







                                    CONTENTS


Report of Independent Auditors..............................................F-2

Audited Financial Statements

Balance Sheets at December 31, 1996 and June 30, 1997.......................F-3
Statements of Operations for the Period from July 26, 1996 (Inception) to
   December 31, 1996, the Six Months Ended June 30, 1997 and the Period
   from July 26, 1996 (Inception) to June 30, 1997..........................F-4
Statements of Changes in Partners' Equity/(Deficit) for the Period from
   July 26, 1996 (Inception) to December 31, 1996 and the Six Months
   ended June 30, 1997......................................................F-5
Statements of Cash Flows for the Period from July 26, 1996 (Inception) to
   December 31, 1996, the Six Months Ended June 30, 1997 and the Period
   from July 26, 1996 (Inception) to June 30, 1997..........................F-6
Notes to Financial Statements...............................................F-7


All schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

                         Report of Independent Auditors


Partners
Aer Force Communications B, L.P.

We have audited the accompanying balance sheets of Aer Force Communications B, L.P. (the "Partnership") a development stage enterprise and a predecessor to East/West Communications, Inc., as of December 31, 1996 and June 30, 1997, and the related statements of operations, partners' equity/(deficit), and cash flows for the period from July 26, 1996 (inception) to December 31, 1996, the six months ended June 30, 1997 and for the period from July 26, 1996 (inception) to June 30, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aer Force Communications B, L.P. at December 31, 1996 and June 30, 1997, and the results of its operations and its cash flows for the period from July 26, 1996 (inception) to December 31, 1996, the six months ended June 30, 1997 and the period from July 26, 1996 (inception) to June 30, 1997, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming Aer Force Communications B, L.P. will continue as a going concern. As more fully described in Note 1, the Partnership has incurred losses since inception and has not yet adopted a business plan or determined how to finance its operations and will need to obtain capital in the near future in order to fund its interest payment obligations and for working capital and general corporate purposes. These conditions raise substantial doubt about the Partnership's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

                                             /s/ ERNST & YOUNG LLP


Stamford, Connecticut
August 26, 1997, except for Note 4 as to which the date is September 25, 1997

                        Aer Force Communications B, L.P.
                       (A Development Stage Enterprise and
                A Predecessor to East/West Communications, Inc.)

                                 Balance Sheets



                                                                  DECEMBER 31,      JUNE 30,       PRO FORMA
                                                                      1996            1997        1997, NOTE 6
                                                               ------------------------------------------------
                                                               ------------------------------------------------
                                                                                                  (Unaudited)
ASSETS
Cash                                                              $         -    $         -    $   250,000
Deposit with FCC                                                   12,000,000              -              -
PCS Licenses                                                                -     18,957,721     18,957,721
Capitalized costs                                                           -        226,210        226,210
                                                               ================================================
Total assets                                                      $12,000,000    $19,183,931    $19,433,931
                                                               ================================================

LIABILITIES AND PARTNERS' EQUITY/(DEFICIT)
Accrued liabilities                                               $         -    $   926,230    $   926,230
                                                               ------------------------------------------------
Total current liabilities                                                   -        926,230        926,230

Long-term accrued liabilities                                               -         96,490         96,490
Due to Limited Partner                                              1,578,500      2,977,648              -
Long-term debt:
     Loan from Limited Partner                                     11,800,000      2,708,044              -
     Loan from FCC                                                          -     15,166,177     15,166,177

Redeemable preferred stock                                                  -              -      5,685,692

Common stock                                                                -              -            355
Additional paid-in capital                                                  -              -        449,645
Accumulated deficit                                                         -              -     (2,890,658)

General Partner's equity accumulated during
the development stage
                                                                       84,415         71,293              -
Limited Partner's deficit accumulated during
the development stage
                                                                   (1,462,915)    (2,761,951)             -
                                                               ------------------------------------------------
Total partners'/stockholders' deficit accumulated during
the development stage
                                                                   (1,378,500)    (2,690,658)             -
                                                               ================================================
Total liabilities and partners'/stockholders' deficit             $12,000,000    $19,183,931    $19,433,931
                                                               ================================================



See accompanying notes.

                        Aer Force Communications B, L.P.
                       (A Development Stage Enterprise and
                A Predecessor to East/West Communications, Inc.)

                            Statements of Operations



                                                  JULY 26, 1996
                                                  (INCEPTION) TO       SIX MONTHS          JULY 26, 1996
                                                   DECEMBER 31,          ENDED            (INCEPTION) TO
                                                       1996          JUNE 30, 1997         JUNE 30, 1997
                                                 -----------------------------------------------------------
                                                 -----------------------------------------------------------

  Interest expense including commitment fees      $(1,578,500)        $(1,312,158)          $(2,890,658)
                                                 ===========================================================
            Net loss                              $(1,578,500)        $(1,312,158)          $(2,890,658)
                                                 ===========================================================

  Net loss allocated to general partner (1%)      $   (15,785)        $   (13,122)          $   (28,907)
                                                 ===========================================================

  Net loss allocated to limited partner (99%)     $(1,562,715)        $(1,299,036)          $(2,861,751)
                                                 ===========================================================



See accompanying notes.

                        Aer Force Communications B, L.P.
                       (A Development Stage Enterprise and
                A Predecessor to East/West Communications, Inc.)

               Statements of Changes in Partners' Equity/(Deficit)

       FOR THE PERIOD FROM JULY 26, 1996 (INCEPTION) TO DECEMBER 31, 1996
                     AND THE SIX MONTHS ENDED JUNE 30, 1997


                                              PARTNERS'
                                               EQUITY/
                                              (DEFICIT)
                                         --------------------
                                         --------------------

Capital contributions                        $    200,000
   Net loss                                    (1,578,500)
                                         --------------------
Balance at December 31, 1996                   (1,378,500)

   Net loss                                    (1,312,158)
                                         --------------------
BALANCE AT JUNE 30, 1997                      $(2,690,658)
                                         ====================



See accompanying notes.

                        Aer Force Communications B, L.P.
                       (A Development Stage Enterprise and
                A Predecessor to East/West Communications, Inc.)

                            Statements of Cash Flows



                                                                  JULY 26, 1996
                                                                  (INCEPTION) TO         SIX MONTHS        JULY 26, 1996
                                                                   DECEMBER 31,            ENDED          (INCEPTION) TO
                                                                       1996            JUNE 30, 1997       JUNE 30, 1997
                                                                ----------------------------------------------------------------
                                                                ----------------------------------------------------------------

OPERATING ACTIVITIES
Net loss                                                          $  (1,578,500)      $  (1,312,158)       $ (2,890,658)
Interest accrued, including commitment fees                           1,578,500           1,312,158           2,890,658
                                                                ------------------------------------------------------------
Net cash provided by operating activities                                     -                   -                   -

INVESTING ACTIVITIES
(Deposits with) refunds from the FCC                                (12,000,000)         10,104,228          (1,895,772)
Purchase of PCS licenses                                                      -          (1,012,272)         (1,012,272)
                                                                ------------------------------------------------------------
Net cash (used in) provided by investing activities                 (12,000,000)          9,091,956          (2,908,044)

FINANCING ACTIVITIES
Proceeds from the issuance of loans from
  the Limited Partner
                                                                     11,800,000           1,012,272          12,812,272
Repayment of loans from the Limited Partner                                   -         (10,104,228)        (10,104,228)
Capital contributions                                                   200,000                   -             200,000
                                                                ------------------------------------------------------------
Net cash provided by (used in) financing activities                  12,000,000          (9,091,956)          2,908,044

Net change in cash                                                            -                   -                   -
Cash at beginning of period                                                   -                   -                   -
                                                                ============================================================
Cash at end of period                                             $           -       $           -        $          -
                                                                ============================================================



See accompanying notes.

                        Aer Force Communications B, L.P.
                       (A Development Stage Enterprise and
                A Predecessor to East/West Communications, Inc.)

                          Notes to Financial Statements

                       December 31, 1996 and June 30, 1997


1. ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Aer Force Communications B, L.P. ("the Partnership") was formed in July 1996 to bid for personal communications services ("PCS") licenses in the Federal Communications Commission's ("FCC") F-Block auction. East/West Communications, Inc. was incorporated on August 13, 1997 and will succeed to the rights and obligations of the Partnership. PCS is a second generation digital wireless service utilizing voice, video or data devices that allow people to communicate at anytime and virtually anywhere. Over the past three years, the FCC auctioned off PCS licenses, a total of 120 MHZ of spectrum, falling within six separate frequency blocks labeled A through F. Frequency blocks C and F were designated by the FCC as "entrepreneurial blocks." Certain qualifying small businesses including the Partnership were afforded bidding credits in the auctions as well as government financing of the licenses acquired. The Partnership won five licenses in 1997 to provide personal communications services over 10Mhz of spectrum to a population of approximately 21 million, including Los Angeles and Washington, D.C. Aer Force Communications Inc. is the General Partner of the
Partnership with a 50.1% equity interest. Lynch PCS Corporation F, a wholly-owned subsidiary of Lynch Corporation ("Lynch"), a publicly held company, is the Limited Partner of the Partnership with a 49.9% equity interest.

BASIS OF PRESENTATION

The financial statements are prepared in conformity with generally accepted accounting principals applicable to a development stage enterprise.

The Partnership's financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and the amount and classifications of liabilities that may result from the possible inability of the Partnership to continue as a going concern.

The Partnership believes that its PCS licenses have substantial potential. However, the Partnership has not yet adopted a business plan or determined how to finance its operations because of uncertainties relating to PCS. Therefore, the Partnership has not yet determined whether to develop its PCS licenses on its own, joint venture its licenses with other PCS or wireless telephone licensees or operators, or sell some or all of its licenses. The Partnership expects to continually evaluate these factors and adopt a business plan once the financing, regulatory and market aspects of PCS are less uncertain.

The Partnership has incurred losses since inception and will need to obtain capital in the near future in order to fund its interest payment obligations and for working capital and general corporate purposes. The Partnership has determined to convert from a limited partnership to a corporation (the
"Corporation") before the spin-off described in Note 6. There can be no assurance that the Corporation can raise sufficient capital to fund its obligations and finance the construction of its networks. Accordingly, the lack of funding creates substantial doubt about the Partnership's ability to continue as a going concern.

                        Aer Force Communications B, L.P.
                       (A Development Stage Enterprise and
                A Predecessor to East/West Communications, Inc.)

                    Notes to Financial Statements (continued)



1. ACCOUNTING POLICIES (CONTINUED)

ADMINISTRATIVE SERVICES

The Partnership has no employees. The Limited Partner provided the Partnership, at its request, with certain services in connection with the Partnership's bidding for PCS licenses in the FCC auction in late 1996 through early 1997. Aside from that matter, neither the General Partner nor the Limited Partner provided the Partnership with a substantial amount of services. Neither partner charged the Partnership for the services provided, as such amounts are not significant.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

CAPITALIZED COSTS

Interest charges including commitment fees incurred prior to the granting of the licenses have been expensed. Subsequent to the license grant date, and until operations commence, all interest charges and commitment fees on outstanding loan balances will be capitalized. These costs will be amortized over the remaining life of the respective loan when the Partnership commences operations. Capitalized interest, included in capitalized costs, amounted to $133,793. Total interest charges amounted to $355,638 and $1,053,804, respectively, for the six months ended June 30, 1997 and for the period from July 26, 1996 (inception) to June 30, 1997.

The FCC licenses will be amortized over a period, consistent with the industry standard, not to exceed 40 years, which will begin when operations commence.

INCOME TAXES

The results of operations of the Partnership are included in the taxable income or loss of the individual partners and, accordingly, no tax provision has been recorded.

2. RELATED PARTIES

Due to Limited Partner represents amounts due for interest, including commitment fees, on the loan outstanding which will be repaid according to the terms of the loan.

3. PARTNERSHIP AGREEMENT

The Partnership was formed in July 1996 to bid for PCS licenses in the "F-Block" auction. The General Partner contributed $100,200 to the Partnership for a 50.1% equity interest and the Limited Partner contributed $99,800 to the Partnership for a 49.9% equity interest.

                        Aer Force Communications B, L.P.
                       (A Development Stage Enterprise and
                A Predecessor to East/West Communications, Inc.)

                    Notes to Financial Statements (continued)



3. PARTNERSHIP AGREEMENT (CONTINUED)

Under the terms of the Partnership Agreement all items of deduction with respect to interest expense and commitment fees are allocated 99% to the Limited Partner and 1% to the General Partner. All profits of the Partnership are allocated 99% to the Limited Partner and 1% to the General Partner until the aggregate amount of all profits allocated to the Limited Partner and General Partner equal the items of deduction with respect to interest expense and commitment fees. Subsequently, all profits and losses will be allocated to the Limited Partner and General Partner in proportion to their respective interests, 49.9% and 50.1%, respectively.

4. LONG-TERM DEBT

Long-term debt consists of:

                                                                                    DECEMBER 31,                 JUNE 30,
                                                                                         1996                      1997
                                                                                    ----------------------------------------------

   The Limited Partner loan at a fixed rate of 15% due in 2001                        $11,800,000            $  2,708,044

   FCC financing of PCS licenses awarded in the following  markets and mature in 2007:
            Los Angeles, CA                                                                     -               3,579,000
            Washington, D.C.                                                                    -               7,068,000
            Sarasota, FL                                                                        -               1,322,400
            Reno, NV                                                                            -               1,429,800
            Santa Barbara, CA                                                                   -               1,766,977
                                                                                    ----------------------------------------------
                                                                                                -              15,166,177
                                                                                    ----------------------------------------------
                                                                                    ==============================================
                                                                                      $11,800,000             $17,874,221
                                                                                    ==============================================

In connection with the PCS "F-Block" auction, $12.0 million was deposited with the FCC of which $11.8 million was borrowed from the Limited Partner under a line of credit which is due and payable in five years. The interest rate on the outstanding borrowings under the line is fixed at 15%; additionally, a commitment fee of 20% per annum is being charged on the total line of credit which is $11.4 million at June 30, 1997. The amounts due to the Limited Partner, including accrued interest and commitment fees, at December 31, 1996 and June 30, 1997 are $13.4 million and $5.7 million, respectively. In January 1997, $10.1 million of this loan was repaid to the Limited Partner with the deposit returned by the FCC.

Under a recapitalization of the Partnership that is currently being considered, the total amount due to the Limited Partner would be converted to newly created 5% Redeemable Preferred Stock. This Preferred Stock including accumulated dividends would be mandatorily redeemable on November 1, 2009 (See Note 6).

All of the FCC financing bears interest at 6.25% per annum. Quarterly interest payments of $236,972 are required for the first two years of the license and quarterly payments of principal and interest of $605,879 are required over the remaining eight years of the license term. These loans are secured by the licenses granted. In April 1997, the FCC suspended the interest payments on the debt. On September 25, 1997, the FCC indicated that such interest payments will be resumed beginning March 31, 1998 with the suspended payments being made in eight installments in addition to regular interest payments.

There were no cash payments for interest for the periods ended December 31, 1996 and June 30, 1997.

Aggregate principal maturities of long-term debt for each of the next five years are as follows: 1997--$0 million, 1998--$0 million, 1999--$0.743 million, 2000--$1.558 million and 2001--$1.658 million.

5. LEGAL MATTERS

The United States Department of Justice has initiated an investigation to determine whether there has been bid rigging and market allocation for licenses auctioned by the FCC for PCS. The Partnership, together with various other bidders in the PCS auctions, has received a civil investigative demand ("CID") requesting documents and information relating to bidding, and in June 1997, the Partnership complied with the CID. The Partnership is not aware of what further action, if any, the Justice Department or the FCC may take and can not estimate its exposure, if any, at this time.

6. SUBSEQUENT EVENTS

The Partnership has determined to convert from a limited partnership to a corporation (the "Corporation") before the contemplated spin-off under which the General Partner would receive 50.1% of the common stock of the Corporation and the Limited Partner, would receive 49.9% of the Common Stock of the Corporation. It is also contemplated that the partners would make an additional capital contribution to the Partnership of $250,000 in the aggregate and that the indebtedness (including accrued interest and commitment fees) owed by the Corporation to the Limited Partner ($5.7 million at June 30, 1997) would be converted into an equivalent principal amount of redeemable Preferred Stock of the Corporation and the Limited Partner's obligation to make further loans to the Partnership would terminate. The Preferred Stock is entitled to preferred dividends at an annual rate of 5 shares of additional Preferred Stock for each one hundred shares of Preferred Stock outstanding, has no voting rights except as provided by law, and is entitled to be redeemed at $1,000 per share plus accrued and unpaid dividends, on November 1, 2009, or earlier upon certain circumstances. The Partnership has been informed by the Limited Partner that a portion of the common stock of the Corporation to be received by it is expected to be spun-off to the shareholders of its parent company.